新世界基建有限公司
New World Infrastructure Limited
(incorporated in the Cayman Islands with limited liability)

03 MAR 10 AM 7:21

28 February 2003

File No. 82-4218

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094-Stop3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007843

Dear Sirs,

SUPPL

Re: New World Infrastructure Limited (the "Company")

Pursuant to Rule 12g3-2(b), we enclose herewith copies of press announcement of the Company published on 13/12/02, 14/01/03, 20/01/03, 21/01/03 and 30/01/03 for your information.

Yours faithfully,
For and on behalf of
NEW WORLD INFRASTRUCTURE LIMITED

Fergus Chow
Company Secretary

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Encl.

dlw 4/7

香港中環皇后大道中18號新世界大廈第2期9樓 電話 (852) 2131 3823 傳真 (852) 2130 0668
9/F, New World Tower 2, 18 Queen's Road Central, Hong Kong Tel (852) 2131 3823 Fax (852) 2130 0668

File No. 82-4218
(CLASSIFIED)

03 MAR 12 7:21

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS OF NEW WORLD DEVELOPMENT COMPANY LIMITED, NEW WORLD INFRASTRUCTURE LIMITED AND PACIFIC PORTS COMPANY LIMITED

At the extraordinary and special general meetings of NWD, NWI and PPC held today, all the resolutions to approve the transactions contemplated by the Reorganisation (including the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement) were duly passed.

At the request of NWD, NWI and PPC respectively, trading in the NWD Shares, the NWI Shares and the PPC Shares on the Stock Exchange was suspended with effect from 9:46 a.m. on 12 December, 2002. Applications have been made by NWD, NWI and PPC for the resumption of trading of the NWD Shares, the NWI Shares and the PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement and the Circulars.

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS

The extraordinary and special general meetings of NWD, NWI and PPC were held today to approve the resolutions set out in the respective notices of extraordinary and special general meetings dated 18 November, 2002 and contained in the Circulars.

The NWD Directors, the NWI Directors and the PPC Board are pleased to announce that at the extraordinary and special general meetings of NWD, NWI and PPC held today, all the resolutions to approve the transactions contemplated by the Reorganisation (including the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement) were duly passed.

Although all the resolutions to approve the transactions contemplated by the Reorganisation were duly passed, it should be noted that completion of the Reorganisation is still subject to the satisfaction of other conditions precedent. Accordingly, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

At the request of NWD, NWI and PPC respectively, trading in the NWD Shares, the NWI Shares and the PPC Shares on the Stock Exchange was suspended with effect from 9:46 a.m. on 12 December, 2002. Applications have been made by NWD, NWI and PPC for the resumption of trading of the NWD Shares, the NWI Shares and the PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December, 2002.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 12 December, 2002

File No. 82-4218

Newspaper : SCMP (CLASSIFIED) *Tuesday, January 14, 2003*

Subject : ______ *Country:* ______

New World Infrastructure Limited

新世界基建有限公司

(incorporated in the Cayman Islands with limited liability)

RESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of New World Infrastructure Limited (the "Company") announces that Mr. Doo Wai Hoi, William has resigned as an executive director of the Company with effect from 11th January, 2003. The Board wishes to express its thanks to Mr. Doo for his valuable contribution to the Company during his tenure of services.

By order of the Board
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 13th January, 2003

03 MAR 13 AM 7:21

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

DELAY IN COMPLETION OF THE REORGANISATION

REVISED TIMETABLES FOR THE DISTRIBUTION AND CONSOLIDATION OF THE EXISTING PPC SHARES

INCREASES IN PRICE AND TRADING VOLUME OF THE NWI SHARES

INCREASES IN PRICE AND TRADING VOLUME OF THE PPC SHARES

NWI is in the process of obtaining its release from certain guarantees in order to satisfy the conditions precedent to completion of the Infrastructure Assets Sale Agreement. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement to be completed on or about 30 January, 2003.

As a result of the delay in completion of the Reorganisation, the expected timetables for the Distribution and the consolidation of the Existing PPC Shares respectively will be revised. The revised timetables for the Distribution and the consolidation of the Existing PPC Shares respectively are set out below.

In the meantime, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

The NWI Directors have noted the increases in the price and trading volume of the NWI Shares on 13 January, 2003 and wish to state that, save for the information disclosed below, they are not aware of any reasons for such increases.

The directors of PPC have noted the increases in the price and trading volume of the PPC Shares on 13 January, 2003 and wish to state that, save for the information disclosed below, they are not aware of any reasons for such increases.

Reference is made to the announcements made jointly by NWD, NWI and PPC dated 21 October, 2002 and 15 November, 2002 (the "**Joint Announcements**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars.

DELAY IN COMPLETION OF THE REORGANISATION

NWI is in the process of obtaining its release from certain guarantees in order to satisfy the conditions precedent to completion of the Infrastructure Assets Sale Agreement. It is now anticipated that completion of the Infrastructure Assets Sale Agreement will not occur on 15 January, 2003 as previously envisaged. All other conditions precedent to completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement have been satisfied in principle or waived. The NWI Directors and the PPC Board expect the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement to be completed on or about 30 January, 2003. Since completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement and the Distribution are inter-conditional and will take place simultaneously, delay in completion of the Infrastructure Assets Sale Agreement will result in a delay in completion of the Reorganisation.

REVISED TIMETABLE FOR THE DISTRIBUTION

Immediately following Completion and conversion in full of the Preference Shares, the PPC Distribution Shares will be distributed to the NWI Shareholders by way of a distribution in specie in the ratio of 5.87 PPC Distribution Shares (rounded to two decimal places) to one NWI Share held on the Record Date.

As a result of the delay in completion of the Reorganisation, the distribution in specie of the PPC Distribution Shares is expected to take place on or about 30 January, 2003 instead of 15 January, 2003 as previously envisaged. The revised timetable for the Distribution is set out below.

	2003
Commencement of dealings in NWI Shares on an ex-entitlement basis	3 January
Record Date	9 January
Distribution in specie of the PPC Distribution Shares	on or about 30 January

Definitive share certificates of the PPC Distribution Shares are expected to be despatched by ordinary mail to the NWI Shareholders,

NWI Shareholders should note that if they trade in PPC Shares on the basis of their entitlements to the PPC Distribution Shares prior to receipt of evidence of title or share certificates of the PPC Distribution Shares, they do so entirely at their own risk.

REVISED TIMETABLE FOR CONSOLIDATION OF THE EXISTING PPC SHARES

Assuming that completion of the Reorganisation will take place on 30 January, 2003 and the Change of Name will become effective on or before 7 February, 2003, the timetable for the consolidation of the Existing PPC Shares will be as follows:

	2003
Date of Completion	Thursday, 30 January
Effective date of the Change of Name	on or before Friday, 7 February
Effective date of the Share Consolidation	Monday, 10 February
Dealings in Consolidated Shares commence	9:30 a.m. on Monday, 10 February
Existing counter for trading in board lots of 2,000 Existing PPC Shares closes	9:30 a.m. on Monday, 10 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Monday, 10 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Monday, 10 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Monday, 24 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Monday, 24 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Monday, 17 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on Monday, 17 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Thursday, 20 March

In the meantime, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

INCREASES IN PRICE AND TRADING VOLUME OF THE NWI SHARES

This statement is made at the request of the Stock Exchange.

The NWI Directors have noted the increases in the price and trading volume of the NWI Shares on 13 January, 2003.

The NWI Directors wish to inform the NWI Shareholders that Mr. Chan Wing-Tak, Douglas ("**Mr. Chan**"), a director of NWI, acquired 600,000 NWI Shares at the price of HK$0.64 per NWI Share in the open market on 13 January, 2003. Furthermore, the spouse of Mr. Chan acquired 400,000 NWI Shares at the price of HK$0.60 per NWI Share in the open market on 13 January, 2003. As at 12 January, 2003, Mr. Chan held 700,000 NWI Shares, representing approximately 0.07 per cent of the issued share capital of NWI. As at 13 January, 2003, Mr. Chan and his spouse together hold 1,700,000 NWI Shares, representing approximately 0.18 per cent of the issued share capital of NWI.

Save for the dealings in the NWI Shares and the delay in completion of the Reorganisation as disclosed above, the NWI Directors wish to state that they are not aware of any reasons for the increases in price and trading volume of the NWI Shares on 13 January, 2003.

The NWI Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the NWI Directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of NWI, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

INCREASES IN PRICE AND TRADING VOLUME OF THE PPC SHARES

This statement is made at the request of the Stock Exchange.

The directors of PPC have noted the increases in the price and trading volume of the PPC Shares on 13 January, 2003 and wish to state that, save for the information disclosed above, they are not aware of any reasons for such increases.

The directors of PPC also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither are the directors of PPC aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of PPC, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William

Newspaper : SCMP (Classified) Monday, January 20, 2003
Subject: ______ Country: ______

File No. 82-4218

New World Infrastructure Limited
新世界基建有限公司
(Incorporated in the Cayman Islands with limited liability)

CHANGES IN DIRECTORSHIPS

The Board of Directors (the "Board") of New World Infrastructure Limited (the "Company") announces as follows:

(a) Messrs. Cheng Kar Shing, Leung Chi Kin, Chan Kam Ling and So Ngok have resigned as executive directors of the Company with effect from 17th January, 2003;

(b) Dr. Li Kwok Po, David, Mr. Cheng Wai Chee, Christopher and Mr. Gary William John Coull have resigned as non-executive directors of the Company with effect from 17th January, 2003;

(c) Dr. Wai Fung Man and Mr. Wong Chi Chiu, Albert have been appointed as executive directors of the Company with effect from 17th January, 2003; and

(d) Mr. Dominic Lai, Dr. Lam Man Kit, Dominic and Mr. Lee Sean, Sammy have been appointed as non-executive directors of the Company with effect from 17th January, 2003.

The Board wishes to express its thanks to the above resigning directors for their valuable contribution to the Company during their tenure of services and to welcome Dr. Wai Fung Man, Mr. Wong Chi Chiu, Albert, Mr. Dominic Lai, Dr. Lam Man Kit, Dominic and Mr. Lee Sean, Sammy to join the Board.

By order of the Board
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 17th January, 2003

File No. 82-4218

Newspaper : SCMP (classified)

Tuesday, January 21, 2003

Subject : ____________ *Country:* ____________

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

JOINT ANNOUNCEMENT

The directors of NWD and NWI wish to state that NWD has no present plan to inject its interests in NWT and NWPCS into NWI as recently reported in certain press articles.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

The directors of New World Development Company Limited ("NWD") and the directors of New World Infrastructure Limited ("NWI") (together the "Directors") noted that a number of articles which appeared in various newspapers recently had reported that the interests of NWD in New World Telecommunications Limited ("NWT") and New World PCS Limited ("NWPCS") may be injected into NWI.

The Directors wish to state that NWD has no present plan to inject its interests in NWT and NWPCS into NWI. NWD and NWI will adhere to the relevant provisions under the Listing Rules should there be any new development in the future.

Shareholders of NWD and NWI and holders of other securities of NWD and NWI are reminded to exercise caution when dealing in the securities of NWD and NWI.

By order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By order of the Board of
New World Infrastructure Limited
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 20th January, 2003

Newspaper : SCMP (CLASSIFIED) Thursday, January 30, 2003

Subject : ______________________ Country: __________

File No. 82-4218

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

COMPLETION OF THE REORGANISATION

CONTINUING CONNECTED TRANSACTIONS BETWEEN NEW WORLD INFRASTRUCTURE LIMITED AND PACIFIC PORTS COMPANY LIMITED

COMPOSITION OF THE NEW BOARD OF DIRECTORS OF NEW WORLD INFRASTRUCTURE LIMITED

COMPOSITION OF THE NEW BOARD OF DIRECTORS OF PACIFIC PORTS COMPANY LIMITED

The NWD Directors, the NWI Directors and the PPC Directors are pleased to announce that completion of the Reorganisation took place on 29 January, 2003. The Reorganisation was effected by various transactions including, inter alia, the completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the distribution in specie of the PPC Distribution Shares by NWI to the NWI Shareholders.

On 29 January, 2003, NWI and PPC entered into the Secondment Agreement pursuant to which NWI agreed to second the Secondees to PPC or companies within the Enlarged PPC Group with effect from the date of the Secondment Agreement until 30 June, 2003 (or such other date as may be agreed by the parties) unless terminated earlier in accordance with the provisions of the Secondment Agreement.

Under the Listing Rules, the transactions contemplated under the Secondment Agreement constitute connected transactions of NWI and PPC respectively as each of NWI and PPC is a non-wholly owned subsidiary of NWD. Accordingly, NWI and PPC are connected persons of each other. As the aggregate consideration payable by PPC to NWI pursuant to the Secondment Agreement is expected to be less than 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group, the Continuing Connected Transactions fall within the de minimis exemption under Rule 14.25(1) of the Listing Rules. NWI and PPC have jointly applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25 of the Listing Rules. Details of the Continuing Connected Transactions will be included in the future published annual reports and accounts of NWI and PPC respectively.

Following the changes in directorships of NWI with effect from 11 January, 2003 and 17 January, 2003, and as disclosed in the announcements made by NWI dated 13 January, 2003 and 17 January, 2003 respectively, the names of the current directors are set out below.

Details of the changes in directorships and the company secretary of PPC with effect from 29 January, 2003 and the names of the current directors are set out below.

Background

Reference is made to the announcements made jointly by NWD, NWI and PPC dated 21 October, 2002, 15 November, 2002 and 13 January, 2003 (the "**Joint Announcements**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcements and the Circulars. The Joint Announcements and the Circulars set out details of the Reorganisation of NWI, PPC and NWS, subsidiaries of NWD.

COMPLETION OF THE REORGANISATION

The NWD Directors, the NWI Directors and the PPC Directors are pleased to announce that completion of the Reorganisation took place on 29 January, 2003. The Reorganisation was effected by various transactions including, inter alia, the completion of the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement, the conversion in full of the Preference Shares and the distribution in specie of the PPC Distribution Shares by NWI to the NWI Shareholders.

The NWI Directors are pleased to announce that the distribution in specie of the PPC Distribution Shares to the NWI Shareholders took place on 29 January, 2003 in the ratio of 5.87 PPC Distribution Shares to one NWI Share held on the Record Date (9 January, 2003). Definitive share certificates of the PPC Distribution Shares will be despatched by ordinary mail to the NWI Shareholders, at their own risk, on 30 January, 2003.

NWI Shareholders should note that if they trade in PPC Shares on the basis of their entitlements to the PPC Distribution Shares prior to receipt of evidence of title or share certificates of the PPC Distribution Shares, they do so entirely at their own risk.

CONTINUING CONNECTED TRANSACTIONS BETWEEN NWI AND PPC

Secondment Agreement

Date: 29 January, 2003
Parties: NWI and PPC

Pursuant to the Secondment Agreement, NWI agreed to second the Secondees to PPC or companies within the Enlarged PPC Group with effect from the date of the Secondment Agreement until 30 June, 2003 (or such other date as may be agreed by the parties) unless terminated earlier in accordance with the provisions of the Secondment Agreement.

Upon expiration of the Secondment Agreement, NWI will terminate its employment contract with each Secondee. At the same time, PPC or its nominee will offer re-employment to those Secondees whom PPC considers appropriate. NWI and PPC acknowledge that it is their common understanding and intention that such Secondees' continuity of employment will be preserved after the expiration of the Secondment Agreement.

Consideration

The aggregate consideration payable by PPC to NWI pursuant to the Secondment Agreement is calculated based upon the aggregate amount of all salaries, contributions to the relevant retirement schemes, bonuses, other costs and expenses incurred by NWI in connection with the Secondees during the secondment period. The aggregate value of the consideration is based on the aggregate of the monthly salaries and contributions to pension/retirement schemes in respect of the Secondees. Such payments amounted to approximately HK$30.4 million for the year ended 30 June, 2002. It is expected that the aggregate consideration payable by PPC to NWI will be less than the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group.

Connection between the parties

Following completion of the Reorganisation, PPC ceases to be a subsidiary of NWI and both NWI and PPC become non-wholly owned subsidiaries of NWD. Accordingly, NWI and PPC are connected persons of each other and the Continuing Connected Transactions constitute connected transactions under Rule 14.23(1)(a) of the Listing Rules.

Information on the NWI Group

Following completion of the Reorganisation, the NWI Group is principally engaged in the development, investment, operation and/or management of telecommunications, media and technology businesses in Hong Kong, Macau and the PRC. NWI also operates non-traditional infrastructure projects including mobile communications and data transmission operations in the PRC and the United States of America.

Information on the Enlarged PPC Group

Following completion of the Reorganisation, the Enlarged PPC Group is principally engaged in the development, investment, operation and/or management of: (i) terminals in seaports and riverports and related businesses in Hong Kong and various parts of the PRC; (ii) the Infrastructure Assets which were previously operated by NWI; and (iii) the facilities, contracting, transport, financial and

Reasons for, and benefits of, entering into the Secondment Agreement

Prior to completion of the Reorganisation, NWI was engaged in the development, investment, operation and/or management of the Infrastructure Assets. Pursuant to the Infrastructure Assets Sale Agreement, the Infrastructure Assets were disposed of by NWI to PPC.

The Secondees had, prior to completion of the Reorganisation, been responsible for the daily management and operation of the Infrastructure Assets. In order to ensure a smooth transfer of the Infrastructure Assets from NWI to PPC following completion of the Reorganisation and to maintain staff morale, it would be desirable for the Secondees to continue to manage and operate the Infrastructure Assets. In view of the disposal of the Infrastructure Assets by NWI to PPC and as a result of arm's length negotiations, NWI has agreed to second the Secondees to PPC upon the terms set out in the Secondment Agreement.

The NWI Directors and the PPC Directors have reviewed the terms of the Secondment Agreement and are of the view that they are fair and reasonable. Accordingly, the NWI Directors and the PPC Directors consider it to be in the best interests of NWI and PPC respectively to enter into the Continuing Connected Transactions.

Application for waiver

The NWI Directors and the PPC Directors believe that strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25(1) of the Listing Rules would be impractical and unduly onerous for NWI and PPC respectively as they are of a regular and continuing nature during the subsistence of the Secondment Agreement. Accordingly, NWI and PPC have jointly applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements in respect of the Continuing Connected Transactions under Rule 14.25(1) of the Listing Rules on each occasion as they arise, subject to the following conditions:

1. the Continuing Connected Transactions shall be entered into by NWI and PPC in the usual and ordinary course of business and are on normal commercial terms;
2. the annual aggregate value of the Continuing Connected Transactions shall remain less than the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of each of the NWI Group and the PPC Group in the relevant financial year;
3. summary details of the Continuing Connected Transactions will be disclosed in the annual reports of NWI and PPC respectively in accordance with the requirements of Rule 14.25(1)(A) to (D) of the Listing Rules;
4. the independent non-executive directors of each of NWI and PPC shall review the Continuing Connected Transactions and confirm in the annual reports of NWI and PPC respectively that such transactions have been conducted in the manner as stated in paragraphs (1) and (2) above;
5. the auditors of each of NWI and PPC shall be engaged by NWI and PPC respectively to conduct procedures on the Continuing Connected Transactions annually and to report to the NWI Directors and the PPC Directors in writing, copies of such reports or letters will be provided to the Stock Exchange, stating whether:
   (i) the Continuing Connected Transactions have been approved by the NWI Directors and the PPC Directors respectively;
   (ii) the Continuing Connected Transactions have been entered into in accordance with the terms of the Secondment Agreement; and
   (iii) the relevant limit set out in paragraph (2) above has not been exceeded.

If the value of the Continuing Connected Transactions for the relevant financial year exceeds the higher of either HK$10,000,000 or 3% of the book value of the consolidated net tangible assets of the NWI Group or the PPC Group in the relevant financial year or in the event that there are any material amendments to the Secondment Agreement, the Stock Exchange has indicated that the applicable requirements in respect of connected transactions under Chapter 14 of the Listing Rules should be fully complied with by NWI and PPC.

Composition of the new board of directors of NWI

Following the changes in directorships of NWI with effect from 11 January, 2003 and 17 January, 2003 and as disclosed in the announcements made by NWI dated 13 January, 2003 and 17 January, 2003 respectively, the board of directors of NWI now comprise four executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Chan Wing Tak, Douglas, Dr. Wai Fung Man and Mr. Wong Chi Chiu, Albert, and five non-executive directors, namely Mr. Fu Sze Shing, Mr. Wilfried Ernst Kaffenberger (and Mr. Yeung Kun Wah, David as Mr. Kaffenberger's alternate director), Mr. Dominic Lai Hing Chiu, Dr. Lam Man Kit, Dominic and Mr. Lee Sean, Sammy.

Change of directors and company secretary of PPC

The PPC Directors announce as follows:

(a) Messrs. Chan Wing Tak, Douglas, Lo Lin Shing, Simon, So Ngok and Cheung Chin Cheung, Tommy have resigned as executive directors of PPC with effect from 29 January, 2003;

(b) Mr. Doo Wai Hoi, William, an executive director, has been appointed as Deputy Chairman of PPC with effect from 29 January, 2003;

(c) Messrs. Chan Kam Ling, Wong Kwok Kin, Andrew and Lam Wai Hon, Patrick have been appointed as executive directors of PPC with effect from 29 January, 2003;

(d) Messrs. Cheng Wai Chee, Christopher and Wong Kin Chow, Michael have been appointed as independent non-executive directors of PPC with effect from 29 January, 2003;

(e) Mr. Wilfried Ernst Kaffenberger has been appointed as non-executive director of PPC and Mr. Yeung Kun Wah, David has been appointed as alternate director to Mr. Kaffenberger both with effect from 29 January, 2003; and

(f) Mr. Lam Wai Hon, Patrick has been appointed as company secretary of PPC in place of Mr. Wong Wing Lun, Alan with effect from 29 January, 2003.

The PPC Directors wish to express their appreciation for the valuable contribution of the above resigning directors during their directorships with PPC and to welcome Messrs. Chan Kam Ling, Wong Kwok Kin, Andrew, Lam Wai Hon, Patrick, Wilfried Ernst Kaffenberger, Yeung Kun Wah, David, Cheng Wai Chee, Christopher and Wong Kin Chow, Michael to join the PPC board.

Composition of the new board of directors of PPC

Following the changes in directorships of PPC with effect from 29 January, 2003, the board of directors of PPC now comprise five executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Wong Kwok Kin, Andrew and Mr. Lam Wai Hon, Patrick, two non-executive directors, namely, Mr. To Hin Tsun, Gerald and Mr. Wilfried Ernst Kaffenberger (and Mr. Yeung Kun Wah, David as Mr. Kaffenberger's alternate director) and four independent non-executive directors, namely, Mr. Dominic Lai Hing Chiu, Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Kee, Christopher and Mr. Wong Kin Chow, Michael.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	the continuing connected transactions contemplated under the Secondment Agreement
"PPC Directors"	the directors of PPC from time to time
"Secondees"	the 71 employees of NWI who will be seconded to PPC or companies within the Enlarged PPC Group pursuant to the Secondment Agreement
"Secondment Agreement"	the secondment agreement dated 29 January, 2003 entered into between NWI and PPC pursuant to which NWI agreed to second certain of its employees to PPC until 30 June, 2003 (or such other date as may be agreed by the parties)

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai Hoi, William
Deputy Chairman

Hong Kong, 29 January, 2003